COMMENTS RECEIVED ON 12/18/2025

FROM RYAN SUTCLIFFE

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Retirement Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Freedom 2055 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom 2065 Fund, Fidelity Freedom 2070 Fund

POST-EFFECTIVE AMENDMENT NO. 171

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff notes that there appears to be a fee waiver in operation for the Premier Class and requests that we include a footnote to each fee table discussing the waiver, including dates related thereto and termination provisions. The Staff may have additional comments depending on the response.

R:

As noted in the “Fund Services – Fund Management – Advisory Fee(s)” section of the prospectus and the "Management Contracts - Management-Related Expenses" section of the SAI, each fund has in place an expense contract for Premier Class of the fund. These expense contracts do not contain a termination date. Each fund will add the following footnote to the Premier Class fee table related to the expense contract:

“The management fee rate is subject to the expense contract arrangements discussed in greater detail in the “Fund Services – Fund Management – Advisory Fee(s)” section of the prospectus and the "Management Contracts - Management-Related Expenses" section of the SAI.”